                                                                EXHIBIT (a)(3)

October 22, 2001

Dear Employee Option Holder:

         The Source has recognized that, as a result of today's difficult market conditions, many of the stock options that have previously been granted under the Amended and Restated 1995 Stock Option Plan (the "1995 Incentive Plan") and the 1998 Omnibus Plan (the "Omnibus Plan") (collectively, the 1995 Incentive Plan and the Omnibus Plan are the "Plans") may not currently be providing the performance incentives for our valued employees that were intended. Accordingly, I am happy to announce that the Source is offering you the opportunity to tender (surrender) for exchange your currently outstanding options (vested and unvested) under the Plans which have exercise prices greater than or equal to $8.00 per share for new options to be granted under those plans (the "Offer"). Please note that the Offer is made with respect to each entire option grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. Of course, you have the right to choose not to tender any of your options.

         We will issue the new options to purchase common stock under the Plans in exchange for outstanding eligible options properly tendered and accepted for exchange by us. In exchange for any options tendered by you and accepted for exchange by us, we will issue a new option equal to of the number of shares subject to the options tendered by you and accepted for exchange by us, subject to adjustments for any stock splits, stock dividends and similar events. We expect to grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options, but no later than May 22, 2002, unless we extend the period of time the offer will remain open. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under accounting and financial reporting rules to which we are subject.

         Please note that this Offer is only to current non-executive officer employees of the Source and its subsidiaries and you must continue to be an employee in good standing of the Source or one of its subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee in good standing of the Source or any of its subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Source. For purposes of the Offer, an employee is in good standing if he or she has not given notice of his or her intention to leave the Company's employ and has not received notice from the Company of its intention to terminate his or her employment.

         The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except as specified in the Offer. Following are some of the terms of the offer and considerations you should keep in mind in deciding whether to hold or cancel some or all of your current options:

         - You have the choice to tender any or all of your outstanding options which have exercise prices greater than or equal to $8.00 per share, whether vested or unvested.

         - All canceled options will be replaced six months and one day from the date of acceptance and cancellation by us at the rate of one new option for every one canceled option.

         - New Options will be issued at the then current market price and will vest using the same vesting schedule as the options tendered and have the same life as the options tendered.

         -    New Options may be exercised only to the extent they are vested.

         - Any New Option that has not vested as of the date of your termination of employment with the Company will terminate as of such date.

         - We cannot predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. The decision to participate will depend largely on your assessment of your stock option package and assumptions about the future overall economic environment, our stock price and our business. For these reasons, you should make a decision to tender only after careful, considered thought.

         Following are some examples of how the tender offer might work for different option holders:

                  Historical Option Grants                   Result of Tendering or Not Tendering
                  =======================================    =====================================================

Holder 1          1,000 at $8.00 granted 1/1/98              Holder 1 chooses to keep the $8.00 option and
                  1,000 at $12.00 granted 2/1/99             cancel the $12.00 option. In six months plus 1 day,
                                                             Holder 1 will receive a new option to buy 1,000
                                                             shares at the then-current market price.

Holder 2          1,000 at $8.50 granted 8/1/99              Holder 2 chooses to keep all current options in
                  5,000 at $8.00 granted 3/15/01             order to preserve the existing options. Holder 2
                                                             will not be granted a new option.

Holder 3          5,000 at $8.50 granted 5/30/98             Holder 3 must keep the $5.00 option and may elect
                  1,000 at $12.00 granted 1/1/99             to give up the options to buy a total of 9,000
                  5,000 at $5.00 granted 6/30/00             shares. If he gives up such options, Holder 3 will
                  3,000 at $8.25 granted 3/15/01             receive an option to buy 9,000 shares in six months
                                                             plus 1 day at the then-current market price.

         The foregoing examples are meant for informational purposes only. The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

         The Source's Offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

         To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by expiration date of the Company's Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

         If you have any questions about the offer, please contact The Source Information Management Company. We thank you for your continued efforts on behalf of The Source Information Management Company.

                             Sincerely,

                             /s/ S. LESLIE FLEGEL
                             -------------------------------------------

                             S. Leslie Flegel
                             Chief Executive Officer


                                     - 2 -